Exhibit 99.1

Yuchai and Rolls-Royce Power Systems Expand MTU Yuchai Power’s Operations to Address Massive Opportunities

SINGAPORE, August 13, 2024 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited (“Yuchai”), today announced that Yuchai’s Marine and Genset Power subsidiary and Rolls-Royce’s Power Systems division, recently signed an agreement to enter into a second phase cooperation and development of their 50/50 joint-venture entity MTU Yuchai Power Company Limited (“MTU Yuchai Power”).

Pursuant to the agreement, MTU Yuchai Power will extend the production and localization of the mtu Series 4000 for both Power Generation and Oil & Gas segments. The joint venture will also undertake the production and sales of the mtu Series 2000 and the Yuchai branded VC series diesel engines to address the rapid growth in domestic and overseas power generation markets. By adding new products from both parent companies, the joint venture is poised to bolster its manufacturing capabilities and extend new product offerings to meet growing demand. With its second phase scheduled to commence mass production and operation in the second half of 2025, MTU Yuchai Power is strategically positioned with more product offerings to address new market opportunities.

Since its establishment in 2017, MTU Yuchai Power has produced and sold more than 2,000 units of mtu Series 4000 to customers including data centers and semiconductor fabrication plants. The Series 4000 successfully created a high-end engine market category in China for power generation application.

Mr. Weng Ming Hoh, the President of China Yuchai, commented, “Since day one, MTU Yuchai Power engines stood for remarkable performance and outstanding quality. The mtu Series 4000 and 2000 and the Yuchai VC engines are high-quality engines from both parent companies. New products and higher supply in the second phase of our joint venture are expected to capture more market opportunities and continue our growth momentum in China and abroad.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. Yuchai also produces diesel power generators. The engines produced by Yuchai range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2023, Yuchai sold 313,493 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai group of entities’ operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com